Filed by Silver Crest Acquisition Corp
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: TH International Limited
Commission File No. 333-259743

On June 10, 2022, TH International Limited (“THIL”), as required by the Singapore Exchange Limited, announced it made a payment-in-kind (PIK) interest payment on its variable rate convertible senior note due 2026. The announcement is available at https://links.sgx.com/1.0.0/corporate-announcements/Z89H1MLYKDSOVA1H/d31c2d745437ea0020e638ca71b1818b2900aa167a3ab7eac8decd5484e02ce9.

Overview of the Transactions Contemplated by the Merger Agreement

THIL and Silver Crest Acquisition Corporation (“Silver Crest”), a publicly traded special purpose acquisition company, have signed a definitive agreement related to a proposed business combination that would result in THIL becoming a public company. As a result of the business combination, THIL will continue as the parent/public company and will retain the name “TH International Limited”. THIL intends to apply for listing of its ordinary shares on the NASDAQ Stock Market under the proposed symbol “THCH” to be effective at the consummation of the business combination.

Important Information and Where to Find It

This communication does not contain all the information that should be considered concerning the proposed business combination. It does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. In connection with the proposed business combination, THIL has filed with Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), as amended, which includes a preliminary proxy statement/prospectus with respect to the business combination. The definitive proxy statement/prospectus and other relevant documentation will be mailed to Silver Crest’s shareholders as of a record date to be established for purposes of voting on the business combination. Silver Crest’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto, and the definitive proxy statement/prospectus in connection with the solicitation of proxies for the extraordinary general meeting to be held to approve the transactions contemplated by the proposed business combination because these materials contain, or will contain, important information about THIL, Silver Crest and the proposed transactions. Shareholders will also be able to obtain a copy of the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus once available, without charge, at the SEC’s website at http://www.sec.gov or by directing a request to: Silver Crest Acquisition Corporation, Suite 3501, 35/F, Jardine House, 1 Connaught Place, Central, Hong Kong.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Silver Crest, THIL and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Silver Crest is set forth in Silver Crestʼs annual report on Form 10-K for the year ended December 31, 2021. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their interests is set forth in the Registration Statement. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purpose only and not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of THIL or Silver Crest, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

About TH International Limited

TH International Limited is the parent company of the exclusive master franchise of Tim Hortons coffee shops for Restaurant Brands International Inc. (TSX: QSR) (NYSE: QSR) in China, including Hong Kong and Macau. TH International Limited was founded by Cartesian Capital Group and Tim Hortons Restaurants International, a subsidiary of Restaurant Brands International.

Tims China offers freshly brewed coffee, tea and other beverages, bakery & sides, and sandwiches and is an emerging coffee champion in China. The brand’s philosophy is rooted in world-class execution and data-driven decision making and centered on true local relevance, continuous innovation, genuine community, and absolute convenience. For more information, please visit www.timhortons.com.cn.

About Silver Crest Acquisition Corporation

Silver Crest Acquisition Corporation is a special purpose acquisition company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. For more information, please see www.silvercrestacq.com.